Exhibit (d)(13)

Z CAPITAL AFFINITY HOLDINGS, LLC
MANAGEMENT EQUITY TERM SHEET(1)

Set forth below are the key terms by which the undersigned parties agree to abide by upon the consummation of the closing (the “Closing”) of the merger and related transactions (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated as of August 22, 2016 (as amended from time to time, the “Merger Agreement”), by and among Z Capital Affinity Owner, LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (as defined below) (“Parent”), Affinity Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Affinity Gaming, a Nevada corporation (the “Company”).

Generally

Certain affiliates of Z Capital Partners, L.L.C. (collectively, “Z Capital”), Michael Silberling (“Silberling”), Walter Bogumil (“Bogumil”), and Jeffrey Solomon (“Solomon” and, collectively with Silberling and Bogumil, the “Management Members”, and each, a “Management Member”) (collectively with Z Capital, the “Members”, and each, a “Member”) will enter into a limited liability company agreement with Holdings (the “LLC Agreement”), and each Management Member will enter into a profits interest award agreement and an option award agreement with Holdings and an amendment to such Management Member’s employment agreement with the Company, immediately prior to Closing with respect to their cash and rollover investments and other equity interests in Z Capital Affinity Holdings, LLC (“Holdings”) on the terms set forth herein.

Holdings will use the proceeds of the cash investment by Z Capital and rollover investment from Z Capital and the Management Members in connection with the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company at the Closing, with the Company surviving as an indirect, wholly owned subsidiary of Holdings.

The parties acknowledge and agree that the Merger will constitute a Change in Control for purposes of Section IV in Silberling’s and Bogumil’s Change in Control Agreements. The employment agreements of the Management Members will be amended upon Closing as attached as Annex C.

Rollover and Investment by Z Capital

In connection with the Merger, certain affiliates of Z Capital have committed to transfer, contribute and deliver to Holdings immediately prior to the Closing the shares of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”) held by each such entity in exchange for 8,418,616 Class A Units (described below) of Holdings. Certain affiliates of Z Capital have also committed to contribute and deliver to Holdings immediately prior to the Closing $62.5 million of cash in exchange for 11,946,776(2) Class A Units of Holdings; provided that the amount of such cash contribution by affiliates of Z Capital may be adjusted based on the actual costs, fees and expenses required in connection with the Merger at the Closing.

(1)   Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

(2)   To be adjusted based on the actual number of shares of Company common stock purchased for cash at the Closing.

Option and Restricted Stock Cash-Out and Rollover Contribution by Silberling	See Exhibit A.

Option and Restricted Stock Cash-Out and Rollover Contribution by Bogumil	See Exhibit B.

Option and Restricted Stock Rollover Contribution by Solomon	See Exhibit C.

Vesting of Restricted Class B Units

All restricted Class B Units issued at the Closing to the Management Members shall be subject to the vesting provisions stated below:

One-half of the restricted Class B Units will vest in equal installments over four years (the “Time Vesting Units”) with twenty-five percent (25%) of the Time Vesting Units vesting on December 31 of each of 2017, 2018, 2019 and 2020.

One-half of the restricted Class B Units will vest based on the performance of the Company (the “Performance Vesting Units”) with twenty-five percent (25%) of the Performance Vesting Units vesting upon the successful achievement of an annual performance threshold in each of the four calendar years after the Closing (with a catch-up provision for the subsequent year). The performance thresholds for each annual performance period will be as set forth in Annex A to this Term Sheet (which performance thresholds shall be modified by the Manager in good faith after consultation with the Management Members to reflect the effect of a merger, acquisition, disposition or similar corporate event).

In the event of a Change in Control (as defined below),

a.     Time Vesting Units which have not vested as of the Change in Control will automatically vest on an accelerated basis at the closing of such Change in Control.

b.     Performance Vesting Units which are scheduled to vest in the calendar year of the Change in Control will vest if at the closing of the Change in Control the Company would achieve the stated performance threshold for such calendar year as a result of the assumed performance of the Company during such calendar year based on the pro rated performance of the Company through the closing of the Change of Control; provided that if the Change in Control occurs during the first calendar month of such calendar year, such Performance Vesting Units shall vest in the discretion of the Manager or otherwise be treated in accordance with clause c. below.

c.     Performance Vesting Units which are scheduled to vest in the calendar years after the calendar year of the Change in Control will vest at the closing of the Change in Control on a pro rata basis based on the percentage of Performance Vesting Units scheduled to vest in the calendar years prior to the Change in Control that actually vested (i.e., if 1 of 2 previously completed annual tranches of Performance Vesting Units have vested, then the future year tranches will vest on a 50% basis).

In the event of a termination of a Management Member’s employment without Cause (as defined below) or for Good Reason (as defined below), or by reason of death or disability, (i) the Time Vesting Units of such Management Member to be vested during the calendar year of termination will automatically vest, (ii) the Performance Vesting Units of such Management Member to be tested for vesting during the calendar year of termination will automatically vest, and (iii) all Time Vesting Units and Performance Vesting Units of such Management Member that do not vest in accordance with clauses (i) and (ii) above shall be forfeited.

In the event of a termination of a Management Member for Cause, or a resignation by the Management Member other than for Good Reason, all unvested Time Vesting Units and Performance Vesting Units of such Management Member shall be forfeited.

“Cause” means the Management Member’s (i) material breach of his employment agreement, (ii) indictment of, formal charge against, or plea of guilty or no contest to a felony or misdemeanor involving embezzlement, misappropriation of funds, moral turpitude, or dishonesty; (iii) willful and continued failure to substantially perform his duties with the Company commensurate with his or her title and function or to follow the reasonable and lawful instructions of the Board (other than any failure resulting from incapacity due to physical or mental illness) or, in the case of Bogumil and Solomon, the Chief Executive Officer, unless the Management Member has cured such failure within thirty (30) days following his receipt of written notice from the Board specifying with particularity the alleged failure; (iv) the denial or revocation of a material license, qualification or certificate of suitability to the Management Member by any governmental authority that holds regulatory, licensing or permit authority over gambling, gaming or casino activities (“Gaming Authority”); or (v) misconduct by the Management Member that causes any Gaming Authority to (w) fail to license, qualify and/or approve the Company or its affiliate to own and operate a gaming business, (x) grant any such licensing, qualification and/or approval only upon terms and conditions that are materially adverse to the Company or its affiliate, (y) significantly delay any such licensing, qualification and/or approval process that results in a material adverse effect to the Company or its affiliate or (z) revoke or suspend any existing material license.

“Change in Control” means (i) a transfer, sale or other conveyance (including a transfer, sale or other conveyance structured as a merger, consolidation or other similar business combination), directly or indirectly, in one transaction or a series of related transactions to any “person” or “group” (as such terms are used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) of Persons not Affiliated with Z Capital of (a) more than fifty percent (50%) of the outstanding Units of Holdings, (b) more than fifty percent (50%) of the outstanding membership interests of Parent, or (c) more than fifty percent (50%) of the outstanding capital stock of the Company or (ii) a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis (including securities of the Company’s directly or indirectly owned subsidiaries) to one or more purchasers other than Z Capital or any of its Affiliates in any transaction or series of related transactions in which the proceeds of such sale or other disposition are distributed to the Members within twelve (12) months following the closing thereof, excluding in the case of this clause (ii) a sale-leaseback or similar transaction.

“Good Reason” means the occurrence of any of the following without the Management Member’s consent, provided that Management Member has provided the Company with written notice of the applicable event within thirty (30) calendar days after the Management Member becomes aware of the occurrence thereof, and the Company has not cured (or, otherwise commenced steps reasonably designed to result in a prompt cure) within thirty (30) calendar days thereafter if such circumstance is curable, and the Management Member actually terminates employment within one hundred and twenty (120) days of the occurrence of Good Reason: (i) Management Member’s position, authority, duties or responsibilities are materially diminished; (ii) the material breach by the Company of the Management Member’s employment agreement or agreement governing his Class A Units or Class B Units (or other Company securities or options in respect thereof); or (iii) relocation by the Company of Management Member’s primary place of employment by more than fifty (50) miles from Company’s current headquarters in Las Vegas, Nevada.

Management Long Term Incentive Plan

Holdings will implement a management long term incentive plan (the “MIP”) for Company management that are not employees or other service providers of Z Capital that would provide for the following:

a.     Size of MIP to be twelve percent (12%) of total Class A and Class B Units outstanding immediately after Closing on a fully diluted basis assuming cashless exercise of outstanding options to purchase Class A Units immediately after the Closing.

b.     Allocations of the MIP to be in Class B Units (profits interests) or in cash.

c.     No more than seventy-seven and one-tenth percent (77.1%) of the MIP (representing approximately nine and one-quarter percent (9.25%) of the total Class A and Class B Units outstanding immediately after Closing on a fully diluted basis assuming cashless exercise of outstanding options to purchase Class A Units immediately after the Closing) to be allocated at Closing (which allocated amount shall include the Class B Units to be issued pursuant to this term sheet).

d.     Vesting — See “Vesting of Class B Units” above.

e.     Remainder of Class B Units to be held in reserve and distributed by the Manager on a discretionary basis to reward management performance and for long term incentives for any new executives.

f.     Any remaining unallocated portion of the MIP will be allocated to management in the event of a closing of a Change in Control on terms which (as of the date of signing) would meet a performance benchmark of a 35% internal rate of return (“IRR”) on the beginning equity investment made by Z Capital and Affiliates. Allocations to be decided by the Manager following consultation with the Chief Executive Officer.  The Manager reserves the right to allocate all or a portion of the unallocated MIP in the event that the IRR benchmark is not achieved.

g.     Any forfeited Class B Units will become available for distribution under the MIP by the Manager on a discretionary basis to reward long term performance and for long-term incentives for new executives. Upon the signing of a definitive agreement providing for a Change in Control, any remaining unallocated portion of any such forfeited amounts may be allocated to management by the Manager on a discretionary basis.

h.     The Company’s Amended and Restated 2011 Long-Term Incentive Plan will be terminated effective as of the Closing.

Units

Z Capital Group, L.L.C. (the “Manager”), the manager of Holdings, will create two classes of limited liability company interests (“Units”): (i) Class A Units, and (ii) Class B Units. Subject to “Participation Rights” described below, the Manager will have the authority to create and issue Class A Units, Class B Units and other classes and series of interests or units which may have rights, preferences, privileges, limitations, restrictions and/or obligations that are junior to, pari passu with or senior to any other class or series of interests or units and shall have the authority to amend the LLC Agreement without the consent of any member in the exercise of such authority (so long as the relative rights, preferences, privileges, limitations and obligations of the Class A Units vis a vis the Class B Units are not materially and adversely affected). Annex B sets forth the calculation of Class A Unit values immediately after the Closing.

The Class A Units and the Class B Units shall not have any voting rights except as set forth in “Amendments and Waivers” below.

For the avoidance of doubt, notwithstanding anything to the contrary contained herein, no Management Member shall be issued any Units, including any Class A Units or Class B Units, or options to purchase Class A Units without the receipt of all necessary approvals from the applicable Governmental Authorities. The Manager and its affiliates will use commercially reasonable efforts to take any actions reasonably necessary and appropriate to obtain such approvals and represents that it is not aware as of the date hereof of any reason such approvals would not be obtained.

Distributions Generally

All distributions (other than tax distributions as described below) will be made by Holdings to the Members at such times and in such amounts as determined by the Manager in its sole and absolute discretion in accordance with the distribution rights set forth below.

Except with respect to tax distributions as described below and subject to the rights of any other classes or series of limited liability company interests issued after the Closing in compliance with the LLC Agreement, all distributions (including dividends and proceeds from any recapitalization or similar events including a REIT conversion that the Manager determines in its sole and absolute discretion will be distributed) will be allocated among the Class A Units and the

Class B Units as follows:

(i)    First, to the holders of the Class A Units, pro rata in accordance with their number of Class A Units, until each of the holders of Class A Units have received aggregate distributions equal to one hundred percent (100%) of the capital contributions (including deemed capital contributions) to Holdings made in respect of such Class A Units; and

(ii)   Second, to the holders of the Class A Units and the Class B Units, pro rata in accordance with their respective number of Class A Units and Class B Units, taken as a whole.

For the avoidance of doubt, unvested Class B Units will participate in distributions (including dividends) to the same extent as vested Class B Units (with such distributions to be made upon vesting). Other than the waterfall set forth above and as set forth in “Units” above, the Class B Units will not be subject to any other distribution threshold.

Tax Distributions

Holdings will make pro rata quarterly tax distributions to the Members in accordance with the taxable income of Holdings on a quarterly basis (or at such earlier times as the Manager deems appropriate) to the extent there is sufficient available cash taking into account whether any prior distributions to such member during the applicable period were insufficient to cover such member’s hypothetical tax liability (as determined in the LLC Agreement). Tax distributions to a member shall be an advance of such member’s non-tax distributions.

Tax-Free Contribution

The (i) rollover contributions by affiliates of Z Capital, and (ii) rollover contributions of vested Shares (or unvested Shares subject to an election under Section 83(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) by Silberling, Bogumil and Solomon are intended to be a tax-free contribution pursuant to Section 721 of the Code.

Option Adjustments

Options to purchase Class A Units will be subject to anti-dilution protection with respect to any dividend, distribution (whether in the form of cash, units or other property) or other corporate transaction or event, including, for the avoidance of doubt, a reduction in exercise price in the case of cash distributions to the holders of Class A Units.

Governance

Holdings will be managed by the Manager and no consent of the Members shall be required in connection with any action taken by the Manager on behalf of Holdings. Except as otherwise expressly provided herein, the business and affairs of Holdings shall be managed by the Manager, who shall possess and may exercise the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of Holdings. The Members agree that, subject to the terms of the LLC Agreement, all determinations, decisions and actions duly made or taken by the Manager shall be conclusive and absolutely binding upon Holdings, each of the Members and their respective successors, personal representatives and permitted assigns. Neither the Manager nor Z Capital shall have any fiduciary or other duty to Holdings or any other Member.

Transfer Restrictions

No Member or holder of Class A Units, Class B Units or any other Unit or security of Holdings (including options to purchase Class A Units or any other Units) may transfer any security of Holdings or option in respect thereof without the consent of

Z Capital (which consent shall be in Z Capital’s sole and absolute discretion), except for transfers pursuant to “Drag-Along Rights” and “Tag-Along Rights” described below or by the laws of descent and distribution (such permitted transferee, a “Permitted Transferee”). Transfers will also be subject to certain other customary requirements, including, at the request of Holdings, an opinion of legal counsel in form and substance satisfactory to Holdings that an exemption to securities laws is available for such transfer.

Without limiting the foregoing, no transfer, other than pursuant to a public offering approved by the Manager in its sole and absolute discretion and required Governmental Authorities, shall be permitted unless and until the proposed transferee or transferees shall agree in writing to become bound, and becomes bound, by all of the terms of the LLC Agreement and shall have received all licenses and approvals required by Governmental Authorities to hold such Units and/or options to purchase such Units.

The restrictions on transfer shall terminate immediately prior to the closing of an IPO approved by the Manager in its sole and absolute discretion and required Governmental Authorities.

Drag-Along Rights

Prior to an IPO approved by the Manager in its sole and absolute discretion and required Governmental Authorities, if Z Capital desires to enter into a transaction involving the transfer by the Members of fifty percent (50%) or more of the outstanding Class A Units to a Person that is not an affiliate of Z Capital, then, at the request of Z Capital, the other Members shall (i) vote in favor of the sale (if such a vote is required) and agree to sell, on terms and conditions that are no less favorable than the terms applicable to Z Capital and consistent with the terms set forth under “Liability in Connection with Transfers”, the same proportion of the equity of Holdings held by it as the proportion of Z Capital’s equity of Holdings that is being sold in such sale (a “Drag-Along Sale”) and (ii) take all other actions reasonably requested by Z Capital in furtherance of the transaction; provided, however, that (a) the consideration payable to the Members holding different classes of units of Holdings in connection with a Drag-Along Sale shall be determined based on the rights to distributions of such Members set forth under “Distributions Generally” above, and (b) Z Capital shall have the option to cancel and cash out all options to purchase Units at the difference between the price per Unit in the Drag-Along Sale and the exercise price of such options (or for no value if such price per Unit is equal to or less than such exercise price). For the avoidance of doubt, it shall not be required that Z Capital own 50% or more of the outstanding Class A Units in order to exercise its right to initiate a Drag-Along Sale.

Tag-Along Rights

If Z Capital desires to sell fifty percent (50%) or more of the outstanding Class A Units to a Person that is not an affiliate of Z Capital (taking into account all Class A Units transferred by Z Capital to a Person that is not an affiliate of Z Capital prior to such sale), Z Capital must offer the Management Members the right to sell Class A Units in such sale on the same terms and conditions on a pro rata basis based on the number of Class A Units held by each Management Member (a “Tag-Along Sale”).

The foregoing tag-along rights will terminate immediately prior to the closing of an IPO approved by the Manager in its sole and absolute discretion and required

Governmental Authorities.

Participation Rights

If Holdings issues any additional equity securities, any debt securities convertible or exchangeable for any equity securities, or any option, warrant or other right to acquire any such equity or debt securities (subject to the exceptions described below), each Management Member will be provided the opportunity to purchase a pro rata share of such securities on the same terms based on such Management Member’s ownership of the outstanding Class A Units (including Class A Units issuable upon a cashless exercise of options to purchase Class A Units utilizing the Fair Market Value (as defined below) of such options on the Closing Date).

The foregoing participation rights shall not apply to any issuance (i) made as consideration for assets or equity interests acquired by or in a business combination involving Holdings or any of its subsidiaries, on the one hand, and a third party not affiliated with Holdings, Z Capital or any of their respective affiliates on the other hand, (ii) in connection with any joint venture or strategic partnership or alliance to the other members of such venture, partnership or alliance, so long as such other members are not affiliated with Holdings, Z Capital or any of their respective affiliates, (iii) pursuant to a public offering approved by the Manager in its sole and absolute discretion and required Governmental Authorities, (iv) to officers, employees, directors, managers or consultants of Holdings or any of its subsidiaries in the ordinary course of business in respect of such officers’, employees’, directors’, managers’ or consultants’ services to Holdings or any of its subsidiaries or (v) to any person in connection with an option plan or other equity-based compensation plan of Holdings or any of its subsidiaries.

Holdings may comply with the foregoing participation rights by providing the Management Members the right to participate up to their pro rata share following the security issuance in respect of which the Management Members have participation rights.

The foregoing participation rights will terminate immediately prior to the closing of an IPO approved by the Manager in its sole and absolute discretion and required Governmental Authorities.

Liability in Connection with Transfers

In connection with a Drag-Along Sale or a Tag-Along Sale, each Member and, as applicable, holder of options to purchase equity of Holdings that is not an affiliate of Z Capital (the “Non-Z Capital Members”) shall be required to make the same representations as Z Capital on a several basis and not joint and several basis.

Put Rights

At any time on or following the five-year anniversary of the Merger, each Management Member shall have the right, by one or more written notices to Holdings, to require Holdings to purchase all or any portion of the Class A Units owned by such Management Member and/or any of his or her Permitted Transferees (the “Put Units”) at the Puts Units Price (not to exceed two million dollars ($2,000,000) in the aggregate per year for all Management Members, with any over-subscription to be allocated among the Management Members pro rata based on the number of Class A Units held by such Management Members) and otherwise upon the terms and subject to the conditions set forth herein (a “Put”).

Call Rights

If (i) any Management Member’s employment with or engagement by Holdings or any of its subsidiaries (such employment or engagement, “Employment”) shall terminate for any reason whatsoever (including by resignation, death or disability), (ii) if a governmental authority makes a determination of unsuitability with respect to any Management Member or the Management Member otherwise fails to maintain such licenses and/or approvals as are required to hold Units, or (iii) if the Manager determines in good faith it necessary or advisable to preserve the regulatory licenses and/or approvals of Holdings and its subsidiaries, Holdings shall have the right, by one or more written notices to such Management Member on or prior to the twelve (12) month anniversary of the event giving rise to such call right, to (a) compel holders of options to purchase equity of Holdings to exercise such options and (b) purchase all or any portion of the Class A Units, Class B Units and/or any other securities of Holdings owned by such Management Member and/or any of his or her Permitted Transferees (the “Call Units”) at the Call Units Price and otherwise upon the terms and subject to the conditions set forth herein (a “Call”). Holdings’ exercise of any Call shall be subject to the prior approval of the Manager in its sole and absolute discretion.

The “Call Units Price” means: (i) with respect to Class A Units, (A) if the Management Member’s Employment is terminated for Cause, the Management Member resigns prior to the third (3rd) anniversary of the Closing other than for Good Reason, or the Management Member is determined to be unsuitable by any governmental authority or the Management Member otherwise fails to maintain such licenses and/or approvals as are required to hold Units, a price equal to the lesser of (1) the value per Unit at the Closing and (2) the fair market value per Unit of such Call Units as of the Call date as determined by the Manager in good faith; provided that if the Management Member does not agree with the Manager’s determination, the fair market value per Unit of such Call Units shall be determined by a valuation firm mutually selected by the Manager and the Management Member (or, if the Manager and the Management Member are unable to mutually select a valuation firm, each of the Manager and the Management Member shall designate a separate valuation firm, which valuation firms shall mutually select an independent valuation firm) in each case at with the cost of the valuation firm to be shared equally between the applicable Management Member and Holdings (the “Fair Market Value”), and (B) if the Management Member’s Employment is terminated without Cause, the Management Member is terminated by reason of death or disability, the Management Member resigns for Good Reason or for any reason after the third (3rd) anniversary of the Closing, or the Manager determines in good faith that a Call is necessary or advisable with respect to such Management Member’s Call Units to preserve the regulatory licenses and/or approvals of Holdings and its subsidiaries, a price equal to the Fair Market Value of such Call Units as of the Call date, and (ii) with respect to Class B Units or any other Call Unit, (A) if the Management Member’s Employment is terminated for Cause, the Management Member resigns prior to the third (3rd) anniversary of the Closing other than for Good Reason, or the Management Member is determined to be unsuitable by any governmental authority or the Management Member otherwise fails to maintain such licenses and/or approvals as are required to hold Units, a price equal to $1.00 for call such Call Units held by the Management Member, and (B) if the Management Member’s Employment is terminated without Cause or for death or disability, the Management Member resigns for any reason on or after the third (3rd) anniversary of the Closing or for Good Reason, or the Manager determines in good faith that a Call is necessary or advisable with respect to such Management Member’s Call Units to preserve the regulatory licenses and/or approvals of Holdings and its subsidiaries, a price equal to the Fair Market Value of such Call Units as of the Call date. Notwithstanding the foregoing, payment of the Call Units Price with respect to Call Units following a resignation by a Management Member other than for Good Reason may be deferred at the option of the Manager until a Change in Control.

No payment shall be made with respect to any Call or any Put that (i) would cause Holdings or any of its subsidiaries to violate any applicable law, the terms of the LLC Agreement, any banking agreement or loan or other financial covenant or cause default of any indebtedness of Holdings or any of its subsidiaries, regardless of when such agreement, covenant or indebtedness was created, incurred or assumed or (ii) the Manager reasonably determines would materially and adversely affect the liquidity of Holdings and its subsidiaries taken as a whole within twelve (12) months of such payment. Any Call or Put payment that would cause such violation, default or liquidity issue shall result in an extension of the payment date for the Call/Put Units Price, in the sole discretion of the Manager, until such payment shall no longer cause any such violation, default or liquidity issue. Any such deferred payment shall (i) bear interest at a rate of five percent (5%) per annum, payable in kind, (ii) be represented by an unsecured promissory note, and (iii) be due and payable no later than five (5) years from the Call/Put date, unless such payment would violate applicable law. Nothing herein shall prohibit Holdings from making a partial payment that (x) would not cause Holdings or any of its subsidiaries to violate any applicable law, the terms of the LLC Agreement, any banking agreement or loan or other financial covenant or cause default of any indebtedness of Holdings or any of its subsidiaries, regardless of when such agreement, covenant or indebtedness was created, incurred or assumed or (y) the Manager reasonably determines would not materially and adversely affect the liquidity of Holdings and its subsidiaries taken as a whole within twelve (12) months of such payment.

If Holdings exercises a Call or a Management Member exercises a Put, then from and after the date on which Holdings exercises the Call or such Management Member exercises the Put, the Management Member (and/or his or her Permitted Transferees, as applicable) shall no longer have any rights as a holder of Units subject to the Call/Put (other than the right to receive payment of the Call/Put Units Price, but subject to the paragraph immediately above) and such Call Units or Put Units shall be deemed purchased in accordance with the applicable provisions hereof and Holdings shall be deemed to be the owner and holder of such Call Units or Put Units.

Holdings may assign its Call rights to Z Capital and/or any of its affiliates. Each Management Member may assign his or her Put rights in accordance with the laws of descent and distribution.

Put Units Price	The Put Units Price means the Fair Market Value of such Put Units as of the Put date.

IPO Restructuring

The Manager may, without any requirement for consent of any member, at any time determine to effect an IPO with the prior consent of required Governmental Authorities. If the Manager determines to effect an IPO, the Manager and the Members will cooperate in good faith prior to the IPO to cause the IPO to be effected in a tax-efficient manner (and so that the holders of each class or series of equity interests are provided with the same pro rata treatment with respect to their ownership of such class or series as the other holders of such class or series, subject to any differences in the securities in respect of distributions and other economic rights), which could include the restructuring of the limited liability company or the dissolution of the limited liability company or the exchange of the Members’ equity interests in Holdings for equity interests in a subsidiary of Holdings whose securities would be listed and sold to the public. Any such restructuring shall be effectuated in a manner designed as nearly as practicable to maintain the same relative economics and other material terms among the equity holders, as reasonably determined by the Manager. Each Member shall take all actions reasonably requested by the Manager in its capacity as a security holder of Holdings or any such other entity to effect the IPO.

At the request of the underwriters in an IPO, the Management Members shall agree to be subject to a lockup period which will terminate upon the earlier of (i) the six-month anniversary of the closing of such IPO and (ii) the termination of any lockup period applicable to Z Capital or its affiliates.

Certain Reorganizations

The Manager, without the requirement for the consent of any member other than the Z Capital Members, may elect to change the legal form of Holdings or the tax status of Holdings or reorganize Holdings in a jurisdiction other than Delaware; provided, that all similarly situated Members are treated equally in such reorganization and the rights and obligations of each Member after such reorganization shall be substantially the same rights and obligations as provided to such Member under the LLC Agreement.

Registration Rights

Z Capital will have customary transferable demand and piggyback registration rights. Management Members that hold Class A Units will have customary piggyback registration rights. Expenses (other than underwriting discounts and commissions) for such registrations will be borne by Holdings.

Corporate Opportunities

The LLC Agreement and the certificate of incorporation and other organizational documents of the Company and any entity through which the Company is held by Holdings will include a customary waiver of the corporate opportunities doctrine as it applies to Z Capital.

Indemnification

In addition to customary indemnification, Z Capital and its affiliates, officers, directors, employees and members will be indemnified and held harmless by Holdings, Parent, and the Company with respect to any liabilities associated with their respective ownership of or relationship with Holdings or its subsidiaries, or their predecessors or successors, other than in cases of fraud, gross negligence, or willful misconduct. Notwithstanding that the indemnified parties set forth above may have indemnification rights provided by an affiliate of Z Capital, Holdings shall be the indemnitor of first resort and shall be required to advance the full amount of expenses incurred by such indemnified party, and Holdings shall irrevocably waive, relinquish and release the affiliated indemnitor from any and all indemnifiable claims against such affiliate indemnitor.

Waiver of All Other Rights

Each party to the LLC Agreement, as a condition to the issuance or transfer of securities to such party, shall irrevocably waive under any agreement entered into with the Company or any of its subsidiaries prior to the date of the LLC Agreement any rights pertaining to the issuance or transfer of securities, registration rights or any other rights pertaining to the governance of or investments in Holdings or any of its subsidiaries.

Representations and Covenants	Each Member shall make customary representations regarding status as an accredited investor, investment intent and other matters.

Amendment and Waiver

The LLC Agreement may be amended or waived only by a written instrument signed by Z Capital; provided that, except as set forth in “Units” above, any amendment that materially and adversely affects the Management Members in a manner disproportionate from Z Capital will require the written consent of the Management Members holding a majority of the Class A Units held by the Management Members.

Confidentiality

Each Non-Z Capital Member agrees, at all times during the term of Holdings and thereafter and whether or not at the time such Non-Z Capital Member is a member of Holdings, to maintain the confidentiality of, and not to disclose, without the consent of Holdings, to any person any information relating to the business, financial results or clients of Holdings or any of its subsidiaries that shall not be generally known to the public, except in each case as otherwise required by applicable law or judicial or administrative process (and in any such case with prior written notice to, and cooperation with, Z Capital).

VCOC Letter Agreement

Holdings shall provide each Z Capital member (to the extent such Z Capital member is required to qualify as a “venture capital operating company” (“VCOC”) pursuant to 29 C.F.R. Section 2510.3-101) with a customary VCOC management rights letter.

Governing Law and Jurisdiction	Delaware.

* * *

By signing below, the parties agree that this term sheet will be binding upon the parties as of the Closing, subject to you being employed by the Company immediately prior to Closing.  The parties will complete full documentation prior to the Closing based on these terms and other terms customary for transactions of this type, which will supersede this term sheet.

HOLDINGS:	Z CAPITAL AFFINITY HOLDINGS, LLC,
a Delaware limited liability company

	By:	/s/ James J. Zenni, Jr.
		Name:	James J. Zenni, Jr.
		Title:	President

SILBERLING:	MICHAEL SILBERLING

/s/ Michael Silberling

BOGUMIL:	WALTER BOGUMIL

/s/ Walter Bogumil

SOLOMON:	JEFFREY SOLOMON

/s/ Jeffrey Solomon

Annex A

Performance Metrics

2017: Consolidated EBITDA of $90,268,000

2018: Consolidated EBITDA of $100,039,000

2019: Consolidated EBITDA of $100,982,000

2020: Consolidated EBITDA of $102,687,000

Consolidated EBITDA is defined as set forth in the Company’s Credit Agreement, dated July 1, 2016, as amended as of September 30, 2016, excluding clause (e) from the definition thereof.

Annex B

Calculation of Class A Unit Values(3)

Roll Over Z Capital Equity
Shares Owned		8,418,616

Value of Equity - Per Share		17.35

Value of Equity		$146,062,988

New Equity Contributed		$62,500,000

Total Value of Equity at Close		$208,562,988

Z Capital Shares Owned Pre-Close	8,418,616

Shares Acquired (net of mgt rollover)	11,946,776

Total Shares Outstanding Pre-Close	20,365,392	20,365,392

A Unit Value at Closing		$10.24

(3)         The amount of the cash contribution at the Closing by affiliates of Z Capital may be adjusted based on the actual costs, fees and expenses required in connection with the Merger at the Closing.

Annex C

Employment Agreement Amendments

See attached.

EXHIBIT A

Option and Restricted Stock Cash-Out and Rollover Contribution by Silberling

In connection with the Merger, Silberling’s (i) 379,167 Company Stock Options, (ii) 40,000 shares of Company Restricted Stock, (iii) right to receive an award of 35,000 Shares if prior to termination of his employment with the Company there is a sale of the Company at a price or valuation of $22.50 per Share or greater, (iv) right to receive an award of 162,500 Company Stock Options on March 31, 2017 and (v) any other obligations of the Company or any of its affiliates to issue equity or equity-based awards, shall each and all be cancelled and, in exchange therefor, Parent shall provide to Silberling $1,901,647 in cash, vested options to purchase 269,232 Class A Units of Holdings, and 854,586 restricted Class B Units of Holdings at the Closing subject to vesting provisions as set forth in “Vesting of Restricted Class B Units” above.  The options to purchase Class A Units to be granted to Silberling shall satisfy Treasury Regulation Section 1.424-1(a)(5), may only be exercised on a cashless basis based on the Fair Market Value of the Class A Units at the time of exercise, and shall be subject to substantially similar terms as Silberling’s existing Company Stock Options to the extent not inconsistent with this term sheet.(4)

(4)         Unit amounts may be adjusted based on the final Class A Unit value at the Closing in accordance with the methodology set forth on Annex B.

EXHIBIT B

Option and Restricted Stock Cash-Out and Rollover Contribution by Bogumil

In connection with the Merger, Bogumil’s (i) 80,000 Company Stock Options, (ii) 20,000 shares of Company Restricted Stock, (iii) right to receive an award of 30,000 Company Stock Options on each of March 31, 2017, March 31, 2018, and March 31, 2019 and (iv) any other obligations of the Company or any of its affiliates to issue equity or equity-based awards shall each and all be cancelled and, in exchange therefor, Parent shall provide to Bogumil $52,050 in cash, 28,804 Class A Units of Holdings, vested options to purchase 135,547 Class A Units of Holdings, and 421,440 restricted Class B Units of Holdings at the Closing subject to vesting provisions as set forth in “Vesting of Restricted Class B Units” above.  The options to purchase Class A Units to be granted to Bogumil shall satisfy Treasury Regulation Section 1.424-1(a)(5), may only be exercised on a cashless basis based on the Fair Market Value of the Class A Units at the time of exercise, and shall be subject to substantially similar terms as Bogumil’s existing Company Stock Options to the extent not inconsistent with this term sheet.(5)

(5)         Unit amounts may be adjusted based on the final Class A Unit value at the Closing in accordance with the methodology set forth on Annex B.

EXHIBIT C

Option and Restricted Stock Cash-Out and Rollover Contribution by Solomon

In connection with the Merger, Solomon’s (i) 80,000 Company Stock Options, (ii) 33,000 shares of Company Restricted Stock, and, (iii) right to receive an award of 80,000 Company Stock Options on each of March 31, 2017 and March 31, 2018, and (iv) any other obligations of the Company or any of its affiliates to issue equity or equity-based awards shall each and all be cancelled and, in exchange therefor, Parent shall provide to Solomon options to purchase 135,547 Class A Units of Holdings (67,774 of which will be subject to time-based vesting, fifty percent (50%) of which will vest on December 31, 2017 and fifty percent (50%) of which will vest on December 31, 2018, subject to the other vesting provisions as set forth in “Vesting of Restricted Class B Units” above, mutatis mutandis, and the remainder of which will be fully vested) and 374,705 restricted Class B Units of Holdings at the Closing subject to vesting provisions as set forth in “Vesting of Restricted Class B Units” above.  The options to purchase Class A Units to be granted to Solomon shall satisfy Treasury Regulation Section 1.424-1(a)(5), may only be exercised on a cashless basis based on the Fair Market Value of the Class A Units at the time of exercise, and shall be subject to substantially similar terms as Solomon’s existing Company Stock Options to the extent not inconsistent with this term sheet.(6)

(6)         Unit amounts may be adjusted based on the final Class A Unit value at the Closing in accordance with the methodology set forth on Annex B.